Exhibit 99.5

PRESS RELEASE

SOURCE: Neptune Technologies & Bioressources Inc.

Neptune Technologies & Bioressources Inc. Reports Net Profit for the Third Quarter

Laval, Québec, CANADA – January 13, 2011 – Neptune Technologies & Bioressources Inc. (“Neptune”) (NASDAQ.NEPT - TSX.V.NTB) reports its consolidated financial results for the three and nine-month periods ended November 30, 2010.

Three-month Period Ended November 30, 2010 Financial Results

Consolidated Results

  Revenue increased by 14% to $4,290,000 for the three-month period ended November 30, 2010, up from $3,758,000 achieved during the corresponding period ended November 30, 2009.

  Consolidated EBITDA for the three-month period ended November 30, 2010 amounted to $135,000, compared to $440,000 obtained during the corresponding period ended November 30, 2009.

  Net income reached $1,801,000, or $0.04 per share for the three-month period ended November 30, 2010, compared to a net income of $2,023,000 or $0.05 per share, for the corresponding period ended November 30, 2009.

Nutraceutical Business Results

  Nutraceutical revenue increased by 15% to $4,322,000, for the three-month period ended November 30, 2010, up from $3,756,000 achieved during the corresponding period ended November 30, 2009.

  EBITDA from nutraceutical business for the three-month period ended November 30, 2010 amounted to $765,000, compared to $874,000 obtained during the corresponding period ended November 30, 2009.

  Net income from nutraceutical business reached $1,235,000 for the three-month period ended November 30, 2010, compared to $2,462,000, for the corresponding period ended November 30, 2009.

Nine-month Period Ended November 30, 2010 Financial Results

Consolidated Results

  Revenue increased by 57% to $12,566,000 for the nine-month period ended November 30, 2010, up from $8,007,000 achieved during the corresponding period ended November 30, 2009.

  Consolidated EBITDA for the nine-month period ended November 30, 2010 amounted to $1,543,000, compared to a negative $(1,478,000) obtained during the corresponding period ended November 30, 2009.

  Net earnings increased by $4,048,000 and net income reached $2,552,000, or $0.06 per share for the nine-month period ended November 30, 2010, compared to a net loss of $(1,496,000), or $(0.04) per share, for the corresponding period ended November 30, 2009.

Nutraceutical Business Results

  Nutraceutical revenue increased by 58% to $12,588,000, for the nine-month period ended November 30, 2010, up from $7,966,000 achieved during the corresponding period ended November 30, 2009.

  EBITDA from nutraceutical business for the nine-month period ended November 30, 2010 was $3,069,000, compared to a negative $(87,000) obtained during the corresponding period ended November 30, 2010.

  Earnings from nutraceutical business improved by $3,019,000 and net income reached $2,927,000 for the nine-month period ended November 30, 2010, compared to a net loss of $(92,000), for the corresponding period ended November 30, 2009.

“We are pleased to report continued solid significant growth in revenues within a more competitive market than previous years” stated André Godin, Vice-President, Administration and Finance. “The increase of more than $3,000,000 in EBITDA for nutraceutical business for the nine-month period ended November 30, 2010 over the corresponding period of 2009 is demonstrating the management’s commitment to efficiency and performance.” he added.

For further management discussion on the three and nine-month period ended November 30, 2010 financial results please attend the teleconference scheduled Friday January 14th, 2011 at 9:00 AM.

Teleconference details are as follows:

Friday, January 14, 2011, 9:00 AM (EST)

Participant Dial-In Number(s):
Operator Assisted Toll-Free Dial-In Number: 1-888-241-0394
International Dial-In #: +1-647-427-3413

Conference ID # 36980243

About Neptune Technologies & Bioressources Inc.

Neptune is an industry-recognized leader in the innovation, production and formulation of science-based and clinically proven novel phospholipid products for the nutraceutical and pharmaceutical markets. The Company focuses on growing consumer health markets including cardiovascular, inflammatory and neurological diseases driven by consumers taking a more proactive approach to managing health and preventing disease. The Company sponsors clinical trials aimed to demonstrate its product health benefits and to obtain regulatory approval for label health claims. Neptune is continuously expanding its intellectual property portfolio as well as clinical studies and regulatory approvals. Neptune’s products are marketed and distributed in over 20 countries worldwide.

About Acasti Pharma Inc.

Acasti Pharma is developing a product portfolio of proprietary novel long-chain omega-3 phospholipids. Phospholipids are the major component of cell membranes and are essential for all vital cell processes. They are one of the principal constituents of High Density Lipoprotein (good cholesterol) and, as such, play an important role in modulating cholesterol efflux. Acasti Pharma’s proprietary novel phospholipids carry and functionalize the polyunsaturated omega-3 fatty acids EPA and DHA, which have been shown to have substantial health benefits and which are stabilized by potent antioxidants. Acasti Pharma is focusing initially on treatments for chronic cardiovascular conditions within the over-the-counter, medical food and prescription drug markets.

About NeuroBioPharm Inc.

NeuroBioPharm is pursuing pharmaceutical neurological applications, and a clinical study for a medical food product with a multinational partner is already initiated. The development of a prescription drug candidate is currently in progress. Advanced clinical development and commercialization is planned to be carried out with multinational partners.

"Neither Nasdaq nor the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release."

Neptune Contact:
Neptune Technologies & Bioressources Inc.
André Godin, V.P. Administration and Finance
+1 450.687.2262
a.godin@neptunebiotech.com
www.neptunebiotech.com

CEOcast Contact:	Howard Group Contact:
Dan Schustack	Bob Beaty
+1 212-732-4300	(888) 221-0915
dschustack@ceocast.com	bob@howardgroupinc.com
www.ceocast.com	www.howardgroupinc.com

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Statements in this press release that are not statements of historical or current fact constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities laws. Such forward-looking statements involve known and unknown risks, uncertainties, and other unknown factors that could cause the actual results of the Company to be materially different from historical results or from any future results expressed or implied by such forward-looking statements. In addition to statements which explicitly describe such risks and uncertainties, readers are urged to consider statements labeled with the terms "believes," "belief," "expects," "intends," "anticipates," "will," or "plans" to be uncertain and forward-looking. The forward-looking statements contained herein are also subject generally to other risks and uncertainties that are described from time to time in the Company's reports filed with the Securities and Exchange Commission and the Canadian securities commissions.